ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 10, 2004

04030229

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 MAY 18 A 10: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 19 2004
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

dw 5/19

Lodgement with Australian Stock Exchange:
10 May 2004 – (ASX Announcement & Media Release – China Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

10 May 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR SPUDS 2nd APPRAISAL WELL BLOCK 22/12 OFFSHORE CHINA

First Australian Resources Ltd advises that the Nanhai IV jack-up rig has commenced drilling the Wei 12-3-4 appraisal well in approximately 33 metres of water, 2 kilometres north of the recently drilled Wei-12-8-3 well.

The well is expected to take up to 10 days to drill, log and evaluate, to a planned total depth of approximately 1,510 metres. The well has been designed as a throw-away well and will be plugged and abandoned regardless of the results.

The Wei 12-3-4 well will be a down dip appraisal of the Wei 12-3-1 oil discovery made by TOTAL in 1982, the very first discovery made within the present day block. The Wei 12-3-1 tested 36 degree API oil at the rate of 1,380 barrels per day. The crude is believed to be very similar in nature to the crude under production at the Wei 12-1 oilfield.

The joint venture comprises:-

Horizon Oil Limited (HZN)	30%
Roc Oil (China) Company (ROC)	40% (Operator)
Petsec Petroleum Incorporated (PSA)	25%
Oil Australia Pty Limited (FAR)	5%

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

In keeping with an understanding reached with the co-venturers and given the short drilling time, FAR intends to advise shareholders of spud details of the well, the results at total depth and other significant events, as soon as they are released by the Operator.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au